SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                 AMENDMENT NO. 2

                             MELLON BANK CORPORATION
 ______________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
 ______________________________________________________________________________
                         (Title of Class of Securities)

                                   585509 10 2
 ______________________________________________________________________________
                                 (CUSIP Number)

                             ERIC S. ROBINSON, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1220
 ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 22, 1997
 ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page should be filled out for a reporting per-son's initial filing on this form with respect to the subject class of securi-ties, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Warburg, Pincus Capital Company, L.P.
              06-1183391

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Other

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   11,015,266
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                11,015,266

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,015,266 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%.

         14.  TYPE OF REPORTING PERSON
              PN



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              E.M. Warburg, Pincus & Co., LLC
              13-3536050

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Not Applicable

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York limited liability company

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   11,015,266
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                11,015,266

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,015,266 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%.

         14.  TYPE OF REPORTING PERSON



         CUSIP NO. 585509 10 2

                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Warburg, Pincus & Co.
              13-6358475

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) /X/

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              Not Applicable

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

         NUMBER OF                          7.  SOLE VOTING POWER
         SHARES                                 0
         BENEFICIALLY
         OWNED BY                           8.  SHARED VOTING POWER
         EACH                                   11,094,231
         REPORTING
         PERSON                             9.  SOLE DISPOSITIVE POWER
         WITH                                   0

                                            10. SHARED DISPOSITIVE POWER
                                                11,094,231

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,094,231 Shares of Common Stock.

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%.

         14.  TYPE OF REPORTING PERSON
              PN






              This Amendment No. 2 amends the Schedule 13D filed on

         April 10, 1990, as amended on July 12, 1990 (the "Schedule

         13D") by Warburg, Pincus Capital Company, L.P., Warburg, Pincus

         Capital Partners, L.P., E.M. Warburg, Pincus & Co., Inc.,

         Warburg, Pincus Ventures, Inc. and Warburg, Pincus & Co.

         relating to the Common Stock, par value $.50 per share (the

         "Common Stock"), of Mellon Bank Corporation, a Pennsylvania

         corporation.  All capitalized terms not otherwise defined

         herein shall have the meanings ascribed in the Schedule 13D.


              1.   The first and second paragraph of Item 2 of the

         Schedule 13D is hereby deleted and the following is substituted therefor:


              This statement is being filed by (a) Warburg, Pincus

         Capital Company, L.P., a Delaware limited partnership ("WPCC"),

         which is engaged in making venture capital and related

         investments; (b) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPCC; and

         (c) Warburg, Pincus & Co., a New York general partnership

         ("WP"), the sole general partner of WPCC.  WP, as the sole general partner of WPCC, has a 20% interest in the profits of

         WPCC.  Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC.  Mr. Pincus and, in his absence, John L.

         Vogelstein, a Managing Director and a member of EMW LLC and a general partner of WP, serve as the representative of WPCC who is entitled to attend all meetings of the Board of Directors of





         the Company and the committees of the Board of Directors in an observer capacity.  See Item 6.  The business address of each of the foregoing is 466 Lexington Avenue, New York, New York

         10017.  WPCC, WP and EMW LLC are hereinafter collectively

         referred to as the "Reporting Entities."


              Schedule I attached hereto sets forth certain additional

         information with respect to each managing director and member of EMW LLC and each general partner of WP and WPCC.


              2.   Item 5 of the Schedule 13D is hereby deleted and the

         following is substituted therefor:


              WPCC owns 11,015,266 shares of Common Stock, constituting

         8.5% of the outstanding shares of Common Stock as of

         September 30, 1996.


              On January 22, 1997, WP received 280,965 shares of Common

         Stock in a distribution by Warburg, Pincus Capital Partners,

         L.P., a Delaware limited partnership ("WPCP"), of all 2,074,270 of WPCP's shares of Common Stock to the partners of WPCP.  WP immediately distributed 202,000 of the shares of Common Stock it received to the partners of WP, including 400 shares to

         Lionel I. Pincus and 30,000 shares to John L. Vogelstein.  WP may be deemed to own beneficially 11,094,231 shares of Common

         Stock, constituting approximately 8.6% of the outstanding

         shares of Common Stock, including the shares owned by WPCC.

         EMW LLC may be deemed to own beneficially 11,015,266 shares of










         Common Stock, constituting approximately 8.5% of the

         outstanding shares of Common Stock, owned by WPCC.



























































                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  WARBURG, PINCUS CAPITAL COMPANY, L.P.
                                     By:  WARBURG, PINCUS & CO.,
                                           General Partner


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Partner



                                  E. M. WARBURG, PINCUS & CO., LLC


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Treasurer and Managing Director



                                  WARBURG, PINCUS & CO.


                                  By:   /s/ Stephen Distler
                                        Stephen Distler
                                        Partner

         Dated:  January 24, 1997


























                                    SCHEDULE I


                   Set forth below is the name, position and present principal occupation of each of the managing directors and members of E. M. Warburg, Pincus & Co., LLC ("EMW LLC") and of each of the general partners of Warburg, Pincus Capital Company L.P. ("WPCC") and Warburg, Pincus & Co. ("WP"). EMW LLC, WPCC and WP are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                          Managing Directors and Members
                       of E. M. Warburg, Pincus & Co., LLC





                                            Present Principal Occupation
                                            in Addition to Position with
                                            EMW LLC, if any, and Positions
         Name and Position                  with the Reporting Entities

         Lionel I. Pincus, Chairman         Managing Partner, WP, and
         of the Board and Chief             Managing Partner, Pincus & Co.
         Executive Officer                  (See Partners of WP.)

         John L. Vogelstein, Vice           Partner, WP
         Chairman of the Board

         John L. Furth, Vice Chairman       Partner, WP
         of the Board

         Harold Brown,                      Partner, WP
         Senior Managing Director

         Rodman W. Moorhead III,            Partner, WP
         Senior Managing Director

         Susan Black,                       Partner, WP
         Managing Director

         Christopher W. Brody,              Partner, WP
         Managing Director

         Dale C. Christensen,*
         Managing Director
         _____________________
         *    Citizen of Canada.








         Errol M. Cook,                     Partner, WP
         Managing Director

         W. Bowman Cutter,                  Partner, WP
         Managing Director

         Elizabeth B. Dater,                Partner, WP
         Managing Director

         Stephen Distler,                   Partner, WP
         Managing Director
         and Treasurer

         Paul Nicholas Edwards,             Partner, WP
         Managing Director

         Harold W. Ehrlich,                 Partner, WP
         Managing Director

         Louis G. Elson,                    Partner, WP
         Managing Director

         Stewart K.P. Gross,                Partner, WP
         Managing Director

         Patrick T. Hackett,                Partner, WP
         Managing Director

         Jeffrey A. Harris,                 Partner, WP
         Managing Director

         Robert S. Hillas,                  Partner, WP
         Managing Director

         A. Michael Hoffman,                Partner, WP
         Managing Director

         William H. Janeway,                Partner, WP
         Managing Director

         Douglas M. Karp,                   Partner, WP
         Managing Director

         Charles R. Kaye,                   Partner, WP
         Managing Director

         Richard H. King,*
         Managing Director

         _____________________
         *    Citizen of United Kingdom.








         Henry Kressel,                     Partner, WP
         Managing Director

         Joseph P. Landy,                   Partner, WP
         Managing Director

         Sidney Lapidus,                    Partner, WP
         Managing Director

         Kewsong Lee,                       Partner, WP
         Managing Director

         Reuben S. Leibowitz,               Partner, WP
         Managing Director

         Brady T. Lipp,                     Partner, WP
         Managing Director

         Stephen J. Lurito,                 Partner, WP
         Managing Director

         Spencer S. Marsh III,              Partner, WP
         Managing Director

         Lynn S. Martin,                    Partner, WP
         Managing Director

         Edward J. McKinley,                Partner, WP
         Managing Director

         Howard H. Newman,                  Partner, WP
         Managing Director

         Gary D. Nusbaum,                   Partner, WP
         Managing Director

         Anthony G. Orphanos,               Partner, WP
         Managing Director

         Dalip Pathak,                      Partner, WP
         Managing Director

         Philip C. Percival,*
         Managing Director

         Daphne D. Philipson,               Partner, WP
         Managing Director


         _____________________
         *    Citizen of United Kingdom.








         Eugene L. Podsiadlo,               Partner, WP
         Managing Director

         Ernest H. Pomerantz,               Partner, WP
         Managing Director

         Brian S. Posner,                   Partner, WP
         Managing Director

         Arnold M. Reichman,                Partner, WP
         Managing Director

         Roger Reinlieb,                    Partner, WP
         Managing Director

         John D. Santoleri,                 Partner, WP
         Managing Director

         Sheila N. Scott,                   Partner, WP
         Managing Director

         Dominic H. Shorthouse,*
         Managing Director

         Peter Stalker III,                 Partner, WP
         Managing Director

         Chang Q. Sun,**
         Managing Director

         David A. Tanner,                   Partner, WP
         Managing Director

         James E. Thomas,                   Partner, WP
         Managing Director

         Elizabeth H. Weatherman,           Partner, WP
         Managing Director

         Joanne R. Wenig,                   Partner, WP
         Managing Director

         George U. Wyper,                   Partner, WP
         Managing Director




         _____________________
         *    Citizen of United Kingdom.

         **   Citizen of People's Republic of China.








                               General Partners of
                              Warburg, Pincus & Co.






                                            Present Principal Occupation
                                            in Addition to Position with
                                            Warburg, Pincus & Co. and
                                            Positions with the Reporting
         Name                               Entities

         Susan Black                        (See Managing Directors and
                                            Members of EMW LLC.)

         Christopher W. Brody               (See Managing Directors and
                                            Members of EMW LLC.)

         Harold Brown                       (See Managing Directors and
                                            Members of EMW LLC.)

         Errol M. Cook                      (See Managing Directors and
                                            Members of EMW LLC.)

         W. Bowman Cutter                   (See Managing Directors and
                                            Members of EMW LLC.)

         Elizabeth B. Dater                 (See Managing Directors and
                                            Members of EMW LLC.)

         Stephen Distler                    (See Managing Directors and
                                            Members of EMW LLC.)

         Paul Nicholas Edwards              (See Managing Directors and
                                            Members of EMW LLC.)

         Harold W. Ehrlich                  (See Managing Directors and
                                            Members of EMW LLC.)

         Louis G. Elson                     (See Managing Directors and
                                            Members of EMW LLC.)

         John L. Furth                      (See Managing Directors and
                                            Members of EMW LLC.)

         Stewart K.P. Gross                 (See Managing Directors and
                                            Members of EMW LLC.)

         Patrick T. Hackett                 (See Managing Directors and
                                            Members of EMW LLC.)

         Jeffrey A. Harris                  (See Managing Directors and
                                            Members of EMW LLC.)

         Robert S. Hillas                   (See Managing Directors and
                                            Members of EMW LLC.)







         A. Michael Hoffman                 (See Managing Directors and
                                            Members of EMW LLC.)

         William H. Janeway                 (See Managing Directors and
                                            Members of EMW LLC.)

         Douglas M. Karp                    (See Managing Directors and
                                            Members of EMW LLC.)

         Charles R. Kaye                    (See Managing Directors and
                                            Members of EMW LLC.)

         Henry Kressel                      (See Managing Directors and
                                            Members of EMW LLC.)

         Joseph P. Landy                    (See Managing Directors and
                                            Members of EMW LLC.)

         Sidney Lapidus                     (See Managing Directors and
                                            Members of EMW LLC.)

         Kewsong Lee                        (See Managing Directors and
                                            Members of EMW LLC.)

         Reuben S. Leibowitz                (See Managing Directors and
                                            Members of EMW LLC.)

         Brady T. Lipp                      (See Managing Directors and
                                            Members of EMW LLC.)

         Stephen J. Lurito                  (See Managing Directors and
                                            Members of EMW LLC.)

         Spencer S. Marsh III               (See Managing Directors and
                                            Members of EMW LLC.)

         Lynn C. Martin                     (See Managing Directors and
                                            Members of EMW LLC.)

         Edward J. McKinley                 (See Managing Directors and
                                            Members of EMW LLC.)

         Rodman W. Moorhead III             (See Managing Directors and
                                            Members of EMW LLC.)

         Howard H. Newman                   (See Managing Directors and
                                            Members of EMW LLC.)

         Gary D. Nusbaum                    (See Managing Directors and
                                            Members of EMW LLC.)

         Anthony G. Orphanos                (See Managing Directors and
                                            Members of EMW LLC.)








         Dalip Pathak                       (See Managing Directors and
                                            Members of EMW LLC.)

         Daphne D. Philipson                (See Managing Directors and
                                            Members of EMW LLC.)

         Lionel I. Pincus                   (See Managing Directors and
                                            Members of EMW LLC.)

         Eugene L. Podsiadlo                (See Managing Directors and
                                            Members of EMW LLC.)

         Ernest H. Pomerantz                (See Managing Directors and
                                            Members of EMW LLC.)

         Brian S. Posner                    (See Managing Directors and
                                            Members of EMW LLC.)

         Arnold M. Reichman                 (See Managing Directors and
                                            Members of EMW LLC.)

         Roger Reinlieb                     (See Managing Directors and
                                            Members of EMW LLC.)

         John D. Santoleri                  (See Managing Directors and
                                            Members of EMW LLC.)

         Sheila N. Scott                    (See Managing Directors and
                                            Members of EMW LLC.)

         Peter Stalker III                  (See Managing Directors and
                                            Members of EMW LLC.)

         David A. Tanner                    (See Managing Directors and
                                            Members of EMW LLC.)

         James E. Thomas                    (See Managing Directors and
                                            Members of EMW LLC.)

         John L. Vogelstein                 (See Managing Directors and
                                            Members of EMW LLC.)

         Elizabeth H. Weatherman            (See Managing Directors and
                                            Members of EMW LLC.)

         Joanne R. Wenig                    (See Managing Directors and
                                            Members of EMW LLC.)

         George U. Wyper                    (See Managing Directors and
                                            Members of EMW LLC.)











         Pincus & Co.*

         NL & Co.*

                              General Partner of
                      Warburg, Pincus Capital Company, L.P.


         Warburg, Pincus & Co.              (See General Partners of WP.)











































         _____________________
         * New York limited partnership; primary activity is ownership of partnership interest in WP.



                                       -12-